FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission
(File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Repsol / Petersen Option Exercise.

Item 1.

Repsol / Petersen Option Exercise

According to a Schedule 13D filed by Repsol YPF ("Repsol") on May 6, 2011, on May 3, 2011, Petersen Energía Inversora, S.A. (“PEISA”) exercised an option to acquire from Repsol Class D shares or American Depositary Shares of YPF Sociedad Anónima (the “Registrant”) representing up to 10.0% in the aggregate of the outstanding capital stock of the Registrant and on May 4, 2011, Repsol acknowledged and accepted such exercise.  The exercise of the option is expected to result in the purchase by PEISA and the sale by Repsol of restricted American Depositary Shares representing 39,331,279 Class D shares of the Registrant at a price of USD $33.1551 per Class D Share (determined in accordance with the formula contained in the option agreement), or USD $1,304,032,488 in the aggregate.  The consummation of the exercise of the option is subject to certain customary closing conditions and the execution of certain definitive documentation. The Registrant will not receive any proceeds from the transaction.  Following consummation of the option exercise, the Petersen Group will own shares representing 25.46% of the Class D Shares of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer